MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: February 3, 2004

3.

News Release

A press release dated February 3, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on February 3, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change: On February 3, 2004, TransGlobe announced reserves and production for 2003 as well as operational plans for 2004 in the Republic of Yemen and in Canada.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

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9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED February 4, 2004, at the City of Calgary, in the Province of Alberta.

(signed) "David C. Ferguson"
David C. Ferguson
Vice President, Finance and CFO

News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
YEAR END RESERVE INCREASES IN ALL OPERATIONAL AREAS

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, February 3, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce reserves and production for 2003 as well as operational plans for 2004 in the Republic of Yemen and in Canada.

Reserves:
Total Proven reserves for the Company increased 60% from 2,347 MBoe (“MBoe” thousand barrels of oil equivalent at 6 : 1) at December 31, 2002; to 3,746 MBoe at December 31, 2003. The increase of 1,399 MBoe replaced approximately 245% of 2003 production. The major increases in proven reserves were attributable to new drilling in Canada and to the western extension of the Tasour field in Block 32, Yemen. The Proven Reserves assigned to the An Nagyah field on Block S-1 are limited to the early production trucking project at this time. Additional Proven reserves will be assigned when the full field development is completed.

Total Proven plus Probable reserves for the Company increased 125% from 3,127 MBoe at December 31, 2002 to 7,037 MBoe at December 31, 2003 replacing approximately 507% of 2003 production. The major increase in Probable reserves is associated with the inclusion of the eastern portion of the An Nagyah discovery on Block S-1. The western portion of An Nagyah will be excluded from the Proven plus Probable category until further drilling is carried out. It is expected that the majority of An Nagyah will be included in the Company reserves by year end 2004 as the field is developed and placed on production. In addition to the Proven plus Probable Reserves assigned to An Nagyah at year end 2003, the Company’s independent engineering reserve evaluator has recognized an additional 3,349 MBbls of Prospective Resources (P-50) in the undrilled western portion of the An Nagyah discovery. With the Declaration of Commerciality on Block S-1 in October 2003 this is the first time TransGlobe has included any reserves from Block S-1.

Proven	Dec. 31, 2003 MBoe *	Dec. 31, 2002 MBoe *	Increase (%)
Canada	1,483	772	92%
Yemen - Block 32	2,035	1,575	29%
Yemen - Block S-1	228	0	N/A
Total Proven	3,746	2,347	60%

Proven plus Probable
Canada	2,432	1,291	88%
Yemen – Block 32	2,429	1,836	32%
Yemen – Block S-1	2,176	0	N/A
Total Proven plus Probable	7,037	3,127	125%

Prospective (P-50) Resource, West An Nagyah	3,349	0	N/A

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The 2003 reserves cannot be compared directly to the 2002 numbers due to the adoption by the Canadian Securities Commissions of a more stringent reserve policy in 2003. The 2003 year end reserves were prepared by the Company’s independent reserve evaluators in accordance with the new Canadian National Instrument (NI) 51-101 policy. The 2002 year end reserves were prepared in accordance with National Policy 2-B, therefore a direct comparison year over year is not completely valid. The Company’s 2003 proven reserves were not materially affected by the more stringent proven definitions in (NI) 51-101. The most significant change is to Probable reserves. In the new (NI) 51-101 policy is the adoption of a P-50 level of certainty (“at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves”) for Proven plus Probable reserves. Under the previous National Policy 2-B, Probable reserves were un-risked.

It is expected that the Company’s International reserves reported under policy (NI) 51-101, will be generally be more conservative than those booked by joint venture partners reporting under SEC standards, especially newer reserves with little or no production history.

Production:

In Yemen, oil production increased 53% from an average of 1,546 Bopd in 2002 to 2,372 Bopd in 2003. Production averaged 2,325 Bopd in December 2003. The Company expects to average 2,200 Bopd from Tasour in 2004. This estimate does not assume any drilling success on the possible eastern extension of the Tasour field or exploration drilling success. On Block S-1 it is expected that early production via trucking could commence in the second quarter of 2004. When the trucking operation is fully operational the Joint Venture Group plans to truck up to 2,500 Bopd (625 Bopd to TransGlobe) from the An Nagyah discovery until the pipeline and facilities are fully operational in early 2005. The facilities are being designed to handle 10,000 Bopd (2,500 Bopd to TransGlobe).

In Canada, production increased 41% from an average of 186 Boepd in 2002 to 262 Boepd in 2003, averaging 436 Boepd in December 2003. The Company expects to average 1,000 Boepd (80% gas) from Canada in 2004.

Operations Update:

On Block 32 in Yemen, the acquisition of a 3-D seismic survey over the Tasour field started in January 2004. The 3-D survey is expected to identify additional appraisal and development drilling locations within the Tasour field and locations on the western and eastern extensions of Tasour. Additional drilling on Block 32 is expected to commence approximately March 15. The Block 32 Joint Venture Group plans to drill four to five wells during 2004.

On Block S-1 in Yemen, preparations are underway to start drilling An Nagyah #5 in early March to appraise the western portion of the An Nagyah discovery. An Nagyah #6 and Harmel #2 (or An Nagyah #7) are planned to follow immediately after An Nagyah #5. Three to four additional wells on the An Nagyah structure are planned for later in the year to coincide with the startup of the production facilities and pipeline in early 2005.

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In Canada, the Company plans to participate in 3-4 wells prior to spring breakup with an additional 8 to 10 wells planned for the third and fourth quarter. A portion of the planned winter drilling may be deferred until after spring breakup due to the reduced drilling equipment availability and higher costs during the winter drilling season.

It is anticipated that the 2003 year end financial results will be released mid March 2004.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson,
s/s/ Ross Clarkson	President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
Ross G. Clarkson,
President & C.E.O.	Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

	Tel: (403) 264-9888	Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com